Exhibit (a)(1)(vii)
ALPHA CORE STRATEGIES FUND
50 South LaSalle Street
Chicago, Illinois 60603

February 19, 2019
Dear Investor,
We are writing to inform you that Alpha Core Strategies Fund (the “Fund”) has amended certain terms of the tender offer to repurchase common interests (“Common Units”) in the Fund that commenced on January 17, 2019 (the “Tender Offer”) pursuant to the Offer to Purchase, dated January 17, 2019, as amended on February 5, 2019 (the “Offer Document”).
The Fund has increased the amount of Common Units it is offering to repurchase in the Tender Offer. As amended, the Fund will, on the terms and subject to the conditions of the Tender Offer, repurchase up to a number of Common Units having an aggregate NAV, as of the last calculation of NAV preceding the expiration of the Tender Offer, of $100,000,000 that are properly tendered by Unitholders and not withdrawn (in accordance with the terms set forth in the Offer Document) prior to the Expiration Date. The Fund has also extended the Tender Offer period, which will end at 5:00 p.m., Central Time, on March 19, 2019. All other terms and conditions of the Tender Offer, as set forth in the Offer Document, remain unchanged.
If you do not wish to sell your Common Units during this Tender Offer period, simply disregard this notice. No action is required if you do not wish to sell any portion of your Common Units at this time.

To understand the Tender Offer fully, and for a more complete discussion of the terms and conditions of the Tender Offer, we encourage you to read carefully the entire Offer Document and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meaning set forth in the Offer Document. If you have any questions, please refer to the attached Offer Document, which contains additional important information about the Tender Offer, or call (800) 388-5610.
Sincerely,
/s/ Robert Morgan
Robert Morgan
President, Alpha Core Strategies Fund